October 12, 2007

Mr. David Roberts
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

  Re:   Wellentech Services, Inc.
           Amendment No. 4 to Form SB-2
           Filed on July 24, 2007
           File No.  33-140236

Dear Mr. Roberts:

We represent Wellentech Services, Inc. (“Wellentech” or the “Company”). We are in receipt of your letter dated August 22, 2007 regarding the above referenced filing and the following are our responses:

Facing Page

1.
We note your response to comment 2. As previously noted in our comment letter dated February 16, 2007, given that there is no market for your shares your reliance on Rule 457 (c) in calculating the registration fee appears to be inappropriate. Please revise or advise.

Answer:	This section has been amended to reflect that the calculation fee is based upon Rule 457(e).

Management’s Discussion and Analysis or Plan of Operations, page 18

2.
We note you do not provide a discussion of material changes in the results of operations from the three months ended March 31, 2006 to the three months ended March 31, 2007. Please amend your filing to include this discussion.  Reference is made to Item 303(b)(2) of Regulation S-B.

Answer:	A discussion of the material changes in the results of operations in the SB2 based upon the updated financial statements as of June 30, 2007 has been added to this section.

Financial Statements, pages F-3 and F-4

3.
We note you do not provide financial information for the three months ended March 31, 2006 on your Statements of Operations or your Statements of Cash Flows. Please amend your filing to include this information. Reference is made to Item 310(b) of Regulation S-B.

Answer:	The Statement of Operations and Statement of Cash Flows have been updated to provide financial information for the three months ending June 30, 2007 and 2006.

Report of Independent Registered Public Accounting Firm, pages F-9 and F-10

4.
We note you include opinions and consents from your external auditors, which do not appear to be signed by your external auditors, except for the consent at exhibit 23.1. Please amend your filing to include evidence that their opinions and consents are signed.

Answer:	The signed external auditor opinions have been attached as an exhibit to the amended SB2 filing.

Legal Opinion

5.
The opinion states that the registration statement pertains to 3,415,000 shares of common stock. However, the registration statement pertains to 3,425,000 shares of common stock. Please provide a revised legal opinion that states the registration statement pertains to 3,425,000 shares of common stock.

Answer:	The opinion letter has been revised to include 3,425,000 shares of common stock.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/  Gregg E. Jaclin
        GREGG E. JACLIN